

Mail Stop 3561

May 11, 2010

Via Facsimile and U.S. Mail

Michail S. Zolotas
Deputy Chairman, President and Chief Executive Officer
NewLead Holdings Ltd.
83 Akti Miaouli & Flessa Str.
185 38 Piraeus Greece

> **Re: NewLead Holdings Ltd.**
> **Amendment No. 2 to Form F-3**
> **Filed May 4, 2010**
> **File No. 333-165748**

Dear Mr. Zolotas:

        We have received your response to our comment letter dated April 22, 2010 and have the following additional comment:

Exhibit 5.1

1. We note your response to our prior comment 1. Please revise to clarify that the registration statement was amended on May 4, 2010.

2. Please delete assumption (d). Although you may limit your opinion to Bermuda law, you may not include an assumption that no other law is implicated in relation to your opinion.

3. Please delete assumption (e), which appears to be a matter of fact upon which counsel may rely on an officer's certificate.

4. Please delete assumptions (g) and (h), which appear to be irrelevant to an opinion of due authorization.

5. Please revise to opine on whether the common shares and preferred shares will be duly authorized.

6. We note that the opinion of Bermuda counsel includes the warrants and the debt securities, which are governed by New York law and included in the opinion of New York counsel. Please revise to remove the opinions on binding nature of the debt securities and warrants.

Exhibit 5.2

7. We note that counsel has limited the opinion to the Business Corporation Law of the State of New York. Please revise to include the rules, regulations, and applicable judicial and regulatory determinations underlying the provisions of that statute or confirm that your opinion includes these sources of law.

8. Please delete the second to last paragraph of the opinion. Alternatively, update the opinion to the date of effectiveness.

* * * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Kenneth Koch and Todd Mason
        Fax: (212) 983-3115